FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial and Business Systems Administration Group

Date: June 27, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 58th Ordinary General Meeting of Shareholders

(Translation)

Security Code 6971

June 27, 2012

To our shareholders

Notice of Resolution for the 58th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 58th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on the date hereof.

Matters reported

1.	Report of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2012; and

2.	Report of the substance of the financial statements for the year ended March 31, 2012

The contents of 1. and 2. above were reported.

Matters resolved

Agendum No. 1    Disposition of Surplus

It was resolved, as proposed by the Company, that the amount of the year-end cash dividend to shareholders shall be 60 yen per share.

Agendum No. 2    Partial Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company, that a corporate object “construction and sale of power plants, and power generation business and management and operation thereof” shall be added; and that the maximum number of Corporate Auditors shall be increased from 5 to 6.

Agendum No. 3    Election of two (2) Directors

Messrs. Ken Ishii and John S. Rigby were newly elected and assumed office as Directors, as proposed by the Company.

Agendum No. 4    Election of three (3) Corporate Auditors

Mr. Osamu Nishieda was re-elected and Messrs. Yoshinori Yasuda and Nichimu Inada were newly elected and assumed office as Corporate Auditors, as proposed by the Company.

Very truly yours,

KYOCERA Corporation

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Tetsuo Kuba,

President and Representative Director

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Attachment to Notice of Resolution

Management Structure

The management structure of the Company as of June 27, 2012 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Corporate Auditors

Chairman of the Board and Representative Director	Makoto Kawamura
President and Representative Director	Tetsuo Kuba
Vice President and Representative Director	Tatsumi Maeda
Director	Katsumi Komaguchi
Director	Yasuyuki Yamamoto
Director	Goro Yamaguchi
Director	Ken Ishii
Director	Shoichi Aoki
Director	Tsutomu Yamori
Director	Yoshihito Ohta
Director	John S. Gilbertson
Director	John S. Rigby
Full-time Corporate Auditor	Yoshihiro Kano
Full-time Corporate Auditor	Yoshihiko Nishikawa
Corporate Auditor	Osamu Nishieda
Corporate Auditor	Yoshinari Hara
Corporate Auditor	Yoshinori Yasuda
Corporate Auditor	Nichimu Inada

Note:	Messrs. Yoshinari Hara, Yoshinori Yasuda and Nichimu Inada are outside Corporate Auditors.

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Title	Name
Executive Officers

President and Executive Officer	Tetsuo Kuba
Vice President and Executive Officer	Tatsumi Maeda
Managing Executive Officer	Katsumi Komaguchi
Managing Executive Officer	Yasuyuki Yamamoto
Managing Executive Officer	Goro Yamaguchi
Managing Executive Officer	Ken Ishii
Managing Executive Officer	Shoichi Aoki
Managing Executive Officer	Tsutomu Yamori
Managing Executive Officer	Yoshihito Ohta
Senior Executive Officer	Nobuo Kitamura
Senior Executive Officer	Junzo Katsuki
Senior Executive Officer	Keijiro Minami
Executive Officer	Kouji Mae
Executive Officer	Kazuyuki Nada
Executive Officer	Yoshiharu Nakamura
Executive Officer	Hiroshi Fure
Executive Officer	Shigeaki Kinori
Executive Officer	Yoji Date
Executive Officer	Setsuo Sasaki
Executive Officer	Tsuyoshi Egami
Executive Officer	Junichi Jinno
Executive Officer	Toshimi Gejima
Executive Officer	Yoichi Yamashita
Executive Officer	Hitoshi Takao
Executive Officer	Takafumi Matsuda
Executive Officer	Masaaki Itoh
Executive Officer	Masaki Iida
Executive Officer	Yuji Goto
Executive Officer	Masaki Kozu
Executive Officer	Tadashi Otsuji
Executive Officer	Gen Takayasu
Executive Officer	Kazumasa Umemura
Executive Officer	Robert E. Whisler

Note:	Messrs. Yoji Date, Setsuo Sasaki and Tadashi Otsuji were newly elected as Executive Officers as of April 1, 2012.

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